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                                                            Filed by: EGL, Inc.
                      Pursuant to Rule 425 under the Securities Act of 1933 and
                                        deemed filed pursuant to Rule 14a-12 of
                                            the Securities Exchange Act of 1934

                              Subject Company: Circle International Group, Inc.
                                                 Commission File No.: 000-08664

                                                     Subject Company: EGL, Inc.
                                                 Commission File No.: 000-27288

     The following press release was disseminated on July 3, 2000:


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AT EGL, INC.                                       AT CIRCLE INTERNATIONAL GROUP
James R. Crane               Mike Slaughter        Janice Kerti
Chief Executive Officer      Vice President        Chief Financial Officer
                             Investor Relations

(281) 618-3100               (281) 618-3428       (415) 978-0783
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FOR IMMEDIATE RELEASE
MONDAY, JULY 3, 2000

                 EGL, INC. AND CIRCLE INTERNATIONAL GROUP, INC.
                              ANNOUNCE COMBINATION
                                   ---------
                         CONVERTS TO CALENDAR YEAR END

HOUSTON, TX- JULY 3, 2000, -- EGL, INC. (NASDAQ:EAGL) and CIRCLE INTERNATIONAL GROUP, INC. (NASDAQ:CRCL) today announced a strategic merger that will create a global leader in domestic and international transportation, logistics and customs brokerage businesses. The transaction combines the domestically strong EGL and the internationally focused Circle, both of which are non-asset based heavy-weight freight forwarders.

Each of Circle's approximate 17.65 million shares of common stock will be converted into one share of EGL common stock. The transaction is expected to be accounted for as a pooling of interest and to be effected on a tax-free basis to shareholders. When complete, EGL's shareholders will own approximately 63 percent and Circle shareholders will own approximately 37 percent of the combined company's outstanding shares. Following the merger, Circle will be a wholly-owned subsidiary of EGL.

Based upon EGL's Friday closing stock price of $30.75, the transaction would be valued at approximately $543 million to Circle's shareholders, and the combined company would have a current market capitalization of approximately $1.5 billion.

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                                                                      EGL, Inc.
                                                                          Add 1

Upon completion, EGL expects the merger to be immediately accretive to earnings and cash flow exclusive of the effect of transaction and restructuring costs. It is anticipated that the merged company, with calendar 1999 combined revenues of more than $1.4 billion, will target annual EPS growth in the mid-20 percent range.

Management expects to complete the transaction this fall following satisfaction of customary conditions, including regulatory approvals and approval by EGL and Circle shareholders. The combined entity would be positioned to broaden service capabilities offered to its customers through a worldwide network of almost 400 facilities and over 8,300 employees.

James R. Crane will continue as EGL CEO and will continue to head the management team of the combined company. Circle's CEO, Peter Gibert, would join EGL's board of directors following the transaction.

In its more than 100-year history, Circle has become a leader in international air and ocean transportation, operating over 300 logistics centers in more than 100 countries. This capability would complement the domestic market strength of EGL, which operates 92 terminals in nine countries, 79 of which are in North America.

"This merger would enhance EGL's already solid market position domestically and would present tremendous opportunities for international growth," said EGL CEO James R. Crane. "In combining the complementary skill sets of the two companies, one of Eagle's core strategic initiatives would be met: servicing our customers on a truly global basis.

"We have identified a number of compelling opportunities as we seek to maximize shareholder value through this merger," added Crane. "Upon closing, we will immediately begin leveraging the economies of scale, benefiting from both the operating synergies and cross-selling opportunities present within our combined base of over 10,000 customers."

Commenting on the merger, Circle's CEO, Peter Gibert added, "Our combination with EGL would allow us to capitalize on the strength of the employees of both organizations and would provide our customers with a depth and scope of service that would be unmatched in the industry. Our customers would benefit from the innovative and cost effective solutions we could offer to more efficiently manage the global sourcing, transportation and distribution of goods."

The Merger Agreement includes a provision under which EGL and Circle granted each other the right to purchase approximately 10 percent of each other's outstanding shares under certain conditions. James R. Crane, who owns approximately 39 percent of EGL's common stock, has agreed to vote his shares in favor of the transaction. Circle board members Peter Gibert and Ray C. Robinson, Jr., who together own approximately 16 percent of Circle shares, have also agreed to vote in favor of the merger.

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                                                                      EGL, Inc.
                                                                          Add 2

EGL also announced today that it will change its fiscal year-end from September 30 to December 31 in order to facilitate the reporting requirements of the combined company and investment community comparisons with peer companies.

EGL and Circle will hold a press and industry analyst conference call Wednesday, July 5, 2000, at 9:00 a.m. EDT/6:00 a.m. PDT. Executive representatives from both companies will be available for comment. Individuals can conveniently listen to the media and analyst call live via V-Call by going to http://www.vcall.com on the Web. An archive of the briefing will be available at the same Web address following the call.

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                                                                      EGL, Inc.
                                                                          Add 3

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Company Profiles
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                              EGL, INC.           CIRCLE INTERNATIONAL GROUP
                              ----------------------------------------------

Headquarters                  Houston, TX         San Francisco, CA

Founded                       1984                1898

Chairman and CEO              James R. Crane      Peter Gibert

Revenues (Calendar 1999)      $637.6 Million      $814.1 Million

Net Income (Calendar 1999)    $30.7 Million       $23.2 Million

Employees                     3,400               4,900

Facilities                    92                  300
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About EGL

Houston-based EGL, Inc. operates under the name EGL Eagle Global Logistics. Eagle's dedication to providing superior flexibility and fewer shipping restrictions on a price competitive basis has made it a leading provider of airfreight forwarding and other transportation and logistics services. Its network of 92 terminals in nine countries features state-of-the-art information systems designed to maximize cargo management efficiency and customer satisfaction. Its fiscal 1999 revenues totaled more than $595 million. The Company's shares are traded on the NASDAQ National Market under the symbol "EAGL".

About CIRCLE

San Francisco-based Circle International Group, Inc. (NASDAQ: CRCL) is a global transportation, supply chain management and information services company. Founded in 1898, Circle has more than 4,900 employees, with more than 300 offices in 100 countries. With annual revenues exceeding $800 million, Circle's services include air and ocean freight forwarding, customs brokerage, materials management, warehousing, trade facilitation and procurement, and integrated logistics and supply chain management services.

                 FORWARD LOOKING STATEMENT AND INVESTOR NOTICE

The statements in this press release regarding the expected date of closing of the merger, future financial and operating results, target growth rates, benefits of the merger, tax and accounting treatment of the merger, future opportunities and any other effect, result or aspect of the proposed transaction and any other statements, which are not historical facts, are forward looking statements. Such statements involve risks and uncertainties, including, but not limited to, costs and difficulties related to the integration of acquired businesses, costs, delays, and any other difficulties related to the merger, failure of the parties to satisfy closing conditions, risks and effects of legal and administrative proceedings and governmental regulation, future financial and

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                                                                      EGL, Inc.
                                                                          Add 4

operational results, competition, general economic conditions, ability to manage and continue growth, risks of international operations and other factors detailed in EGL's and Circle's Forms 10-K and other filings with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

EGL plans to file with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4. In the connection with the merger, EGL and Circle expect to mail a joint proxy statement/prospectus, which will be part of the registration statement, to shareholders of EGL and Circle containing information about the merger. Shareholders of EGL and Circle are urged to read the joint proxy statement/prospectus included in the registration statement when it is filed and any other relevant documents filed with the SEC. The joint proxy statement/prospectus will contain important information about EGL, Circle, the merger, the persons soliciting proxies related to the merger, and related matters that should be considered by shareholders before making any decision regarding the merger and related transactions. Once they are filed with the SEC, the registration statement, joint proxy statement prospectus and other documents will be available free of charge on the SEC's web site at http://sec.gov and from the EGL and Circle contacts listed above. In addition to the registration statement and the joint proxy statement/prospectus, EGL and Circle file annual, quarterly and special reports, proxy statements and other information with the SEC that are also available free of charge at the SEC's web site and from EGL and Circle contacts listed above.

In addition, the identity of the people who, under SEC rules, may be considered "participants in the solicitation" of EGL shareholders and Circle shareholders in connection with the proposed merger, and any description of their interests, is available in an SEC filing under Schedule 14A made by both EGL and Circle on July 3, 2000.

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                       FOR MORE INFORMATION ABOUT EAGLE:

   CONTACT EAGLE INVESTOR RELATIONS VIA THE INTERNET AT mslaught@eagleusa.com
      OR BY TELEPHONE AT 281/618-3428, MICHAEL SLAUGHTER, VICE PRESIDENT
                              INVESTOR RELATIONS.

                FOR MORE INFORMATION ABOUT CIRCLE INTERNATIONAL:

      CONTACT CIRCLE INTERNATIONAL INVESTOR RELATIONS VIA THE INTERNET AT
                          Janice.Kerti@circleintl.com


    OR BY TELEPHONE AT 415/978-0783, JANICE KERTI, CHIEF FINANCIAL OFFICER.
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